PARSONS/BURNETT, LLP

Attorneys

www.parsonslaw.biz

James B. Parsons                                                                                                                                                                                                                                                                                     Robert J. Burnett

Admitted in Wa., Or. & CNMI                                                                                                                                                                                                                                                                         Admitted in Wa.

jparsons@pblaw.biz                                                                                                                                                                                                                                                                                         rburnett@pblaw.biz

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Bellevue, Washington 98004                                                                                                                                                                                                                                                                            Ph: (509) 252-5066

Ph: (425) 451-8036                                                                                                                                                                                                                                                                                         Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

September 4, 2007

Mr. H. Roger Schwell

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549

Re: Big Bear Resources, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

Filed August 13, 2007

File No. 333-144226

Dear Mr. Schwell:

This letter is in response to your comment letter dated August 27, 2007, with regard to the first Amendment to the Form S-B2 filing of Big Bear Resources, Inc., a Nevada corporation ("Big Bear" or the "Company") filed on August 13, 2007. Each comment point in your letter will be cross-referenced with point(s) in the Form SB-2A filed on September 5, 2007.

Registration Statement on Form SB-2

General

1. The financial statements, related financial discussions throughout, have been updated to the period ended June 30, 2007.

Directors, Executive Officers, Promoters and Control Persons, page 14

2. Mr. Houghton has provided consulting services for the following public companies:

a. First Class Software Inc. (trading symbol: FSC - VSE) for a 6 month period during 1997. First Class Software, Inc. produced educational "tutorial" software

b. Xin Net Technologies, Inc. (trading symbol: XNET - OTCBB) during a 3 month period during 1998. Xin Net Technologies, Inc was an internet service provider in Beijing, China.

DRC Resources Ltd. / NewGold (trading symbol: DRC - VSE/TSE/AMEX) during a 10 month period during 1999 - 2000. DRC Resources Ltd./NewGold owned/operated a copper, lead and zinc mine in Kamloops, BC.

3.  A description of MB Marketing's business has been added to Mr. Mumford's biography. See page 17.

Certain Relationships and Related Transactions, page 25

4. The option agreement information has been revised. See page 27.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons
JAMES PARSONS
JBP:aqs